Exhibit 99.1

NEWS RELEASE	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES PRUDENT 2016 CAPITAL BUDGET, OPERATIONAL UPDATE AND TEMPORARY SUSPENSION OF DIVIDEND

(Calgary, January 20, 2016) – Pengrowth Energy Corporation today announced its 2016 capital expenditure plans and suspension of its dividend. Pengrowth's Board of Directors has approved a $60 to $70 million capital budget for 2016, which is expected to generate annual average production of between 59,000 and 61,000 barrels of oil equivalent per day (boe/d). The 2016 capital budget will focus on maintenance initiatives and does not contemplate a drilling program.
Dividend Update
Pengrowth is focused on preserving its financial health in this low commodity price environment and, while the Company recognizes the importance of its dividend to shareholders, maintaining its balance sheet in this environment takes precedence. As a result an of the continued weakness in oil and gas prices, coupled with the near term outlook for prices, the Board of Directors has suspended the quarterly dividend. No cash dividend will be paid for the first quarter of 2016. The Board will continue to review the dividend on a quarterly basis. Pengrowth is taking this necessary step during this period of low prices to emerge with a better financial position when prices recover.
Derek Evans, President and Chief Executive Officer said, "Given the current operating environment characterized by low crude oil and natural gas prices, we have elected to pursue a very conservative 2016 budget as well as suspending the dividend. As such, our 2016 budget does not contemplate any development drilling and is intended to protect our balance sheet by allowing us to reduce our debt position with excess cash flow. Proceeds from dispositions and our ongoing cost reduction initiatives will also be applied to reducing our debt position."
2015 Operational performance
Pengrowth delivered strong operational performance in 2015 with average annual production coming in at 71,409 boe/d, which was at the high end of guidance of 70,000 boe/d to 72,000 boe/d. Average production for 2015 includes the impact of the 2015 disposition program with December production of approximately 63,100 boe/d. The Company's cost reduction efforts in 2015 resulted in full-year operating expenses of $14.28/boe, well below guidance of $15.50/boe to $16.50/boe, due in part to $15 million of one-time prior period cost recoveries. Also leading to the lower expense was Lindbergh operating costs being included in operating expenses for only nine months of the year due to operating costs and production at Lindbergh being capitalized for the first quarter of 2015 as commerciality had not yet been declared for the project.

Cash general and administrative (G&A) expenses of $3.34/boe were also below guidance of $3.50/boe to $3.60/boe. Pengrowth reduced its head office staff by approximately 25 percent in September of 2015. The full impact of this reduction was not evident in the full-year G&A expense number. In 2016, the full impact of this reduction will be reflected in the G&A expense, which is expected to save the Company approximately $25 million in 2016. 2015 capital spending of approximately $184 million is below the low end of guidance of $190 to $210 million.
As part of its debt reduction strategy, Pengrowth announced its intent to sell $600 million of non-core assets and direct the proceeds from the sales towards reducing its outstanding debt. Taking into account the dispositions closed in the fourth quarter of 2015, the Company achieved $263 million of asset proceeds in 2015 and has additional pending asset sales which are expected to close during the first quarter of 2016. Upon closing, total asset disposition proceeds would be in excess of $300 million. The Company still plans to continue with its non-core asset sales process throughout 2016 to achieve its $600 million goal.
2016 Capital Plan
The 2016 capital program has no capital allocated for drilling but will allocate some minor capital to advance long-term projects, namely at Lindbergh and Bernadet, as these projects represent excellent low cost, opportunities for longer-term production growth. The bulk of Pengrowth's 2016 capital program will be focused on safety, asset integrity and maintenance programs.
The 2016 capital budget was based on the assumption of an average WTI crude oil price of US $30.00/bbl, an AECO natural gas price of Cdn $2.40/Mcf and a $0.70 USD/Cdn exchange rate. Currently, the Company has approximately 22,239 bbl/d of 2016 crude oil production (74 percent of 2016 estimated oil production) hedged at Cdn $88.57/bbl and approximately 127 million cubic feet per day (MMcf/d) of 2016 natural gas production (93 percent of 2016 estimated gas production) hedged at Cdn $3.28/Mcf.
Production Volumes
Pengrowth's asset base has one of the lowest decline rates in the basin and, despite having very little capital allocated to development drilling in 2015 and 2016, production levels have remained fairly robust. For 2016, the Company forecasts production volumes of 59,000 boe/d to 61,000 boe/d. This estimate reflects the loss of volumes from the Company's 2015 disposition program (approximately 9,100 boe/d on a full-year basis) as well as the absence of 930 boe/d of uneconomic shut-in production.

The make-up of 2016 expected production volumes, using the mid-point of guidance, is set out below:

2016 Production Volumes	Volume/day
Light oil (bbl/d)	12,500
Heavy oil (bbl/d)	1,000
Thermal oil (bbl/d)	16,500
NGLs (bbl/d)	7,300
Natural Gas (Mcf/d)	136,000
Boe/d*	60,000
            *Assumes mid-point of average daily production guidance

Capital Allocation
The make-up of 2016 expected capital expenditures by area, using the mid-point of guidance is set out below:

Budgeted
Capital allocation by expenditure area	$ Millions
Lindbergh	14
Conventional	47
Corporate (Land, seismic, capitalized G&A)	4
Total Capital	65

2016 Lindbergh Capital
In 2015, Pengrowth successfully executed the start-up of the first commercial phase of Lindbergh, with production from Lindbergh exceeding 16,000 bbl/d in early December and averaging approximately 10,500 bbl/d for the year. For 2016, Pengrowth has elected to adopt a moderated pace of development for Lindbergh given the continued weakness in commodity prices. The Company expects annual average production from Lindbergh to grow to 16,500 bbl/d in 2016, a 57 percent increase from the 2015 annual average of 10,500 bbl/d. While Lindbergh remains economically robust, with a current cash flow break-even price of US $17.00/bbl, the profound drop off in crude oil prices to multi-year lows is limiting the value of adding new production volumes and as such, the Company will slow the pace of development in 2016 until a more supportive commodity price environment persists.
The 2016 allocation of $14 million of capital to Lindbergh will be directed to maintenance activities as well as further pre-engineering and design for the phase two expansion. Pengrowth expects to receive regulatory approval for the expansion phase of Lindbergh in the first half of the year.
2016 Conventional Capital
The 2016 conventional budget will focus primarily on maintenance and enhancement activities on existing conventional operations. Approximately $46 million will be spent on maintenance of infrastructure and its integrity to support ongoing operations across Pengrowth's asset portfolio as well as minor activities at Bernadet in preparation for development.

Operating Expenses
Gross operating expenses in 2016 are expected to decline by six percent from 2015 primarily due to the Company's cost containment efforts in 2015. Estimated operating expenses for 2016 include two major planned turnarounds in the conventional business segment, one at Olds and one at Swan Hills as well as increased expenditures on integrity and optimization at Pengrowth's legacy assets. On a unit basis, operating expenses are expected to rise by approximately 10 percent from 2015 levels to a range of $15.25/boe to $16.25/boe due to the previously mentioned factors as well as lower production volumes in 2016 compared to 2015. Pengrowth will continue to seek out opportunities to further reduce its operating costs, including seeking further cost reductions for services.

Cash General and Administrative Expenses
Cash general and administrative (G&A) expenses are expected to decline by approximately $25 million (28 percent) on a gross dollar basis from 2015 levels. Cost management efforts in 2015 are the drivers behind the decline in expenses. On a unit basis, 2016 cash G&A costs are expected to decline 10 percent from 2015 levels, to a range of $2.75/boe and $3.25/boe.
Significant Financial Flexibility and Liquidity
Pengrowth is committed to ensuring its financial flexibility in 2016. Pengrowth's $1.0 billion committed revolving credit facility, was renewed and extended in 2015 resulting in a maturity date of March 31, 2019. The Company has no scheduled debt maturities in 2016 and expects to be in a position to materially reduce its outstanding debt through a combination of strong funds flow from operations supported by a substantial hedging program, disposition proceeds, and its ongoing cost reduction initiatives. Approximately 87 percent of Pengrowth's long-term debt is comprised of senior unsecured term debt with fixed interest rates and maturity dates. This set of laddered maturity dates ensures that the Company has the ability to manage its debt position without having a significant maturity burden in any given year. As at December 31, 2015 Pengrowth's total debt was approximately Cdn $1.85 billion, a reduction of approximately 10 percent from September 30, 2015.
Commodity Risk Management
Pengrowth has extensive oil and natural gas hedges in place through the end of 2016 that are expected to provide a significant degree of cash flow certainty notwithstanding the current low commodity price environment. Currently, the Company has approximately 22,239 bbl/d of 2016 crude oil production (74 percent of 2016 estimated oil production) hedged at Cdn $88.57/bbl and approximately 127 million cubic feet per day (MMcf/d) of 2016 natural gas production (93 percent of 2016 estimated gas production) hedged at Cdn $3.28/Mcf. The Company also has significant natural gas hedges in place for 2017 and 2018 and continues to target opportunities to add additional crude oil hedges for 2017 and 2018 should the commodity price opportunity present itself. The mark to market value of Pengrowth's hedge book, including foreign exchange hedging was approximately $679 million as at January 19, 2016.

2016 Forecast Guidance Summary
The following is a summary of Pengrowth's 2016 guidance and does not reflect any anticipated acquisition or divestment activity. Certain guidance estimates may fluctuate with changes in commodity prices.
Average daily production volume (boe/d)	59,000 to 61,000
Total capital expenditures ($ millions)	60 to 70
Royalties[1] (% of sales)	7 to 8
Net operating costs ($ per boe)[2]	15.25 to 16.25
Cash G & A expense ($ per boe)[2]	2.75 to 3.25
1.	Royalties are before impacts of commodity risk management activities
2.	Per boe estimates based on high and low ends of production guidance
3.	Guidance based on US $30.00/bbl, an AECO natural gas price of Cdn $2.40/Mcf and a $0.70 USD/Cdn exchange rate.
Investor Day
As previously announced, an Investor Day presentation, discussing spending plans and projected results from operations for 2015 will be held on Thursday, January 21, 2016 at 9:00 AM MT. A live, listen-only webcast of the event will be available for those unable to attend in person. To participate in the webcast, participants may register by visiting http://www.gowebcasting.com/7176.

An archive of the webcast and accompanying presentation will be available following the conclusion of the live event on Pengrowth's website at www.pengrowth.com.

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Cardium light oil, Lindbergh thermal and Swan Hills light oil projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth's working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development but which are not currently considered to be commercially recoverable due to one or more contingencies.  The contingencies may include factors such as economics, legal, environmental, political and regulatory matters or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates. Contingent Reserves do not constitute and should not be confused with reserves.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to estimated 2016 capital budget of $60 to $70 million; expected 2016 average production of between 59,000 and 61,000 boe/d; the focus of 2016 capital spending on maintenance initiatives and not drilling; suspension of dividend payments and the Board revisiting the same each quarter; the ability to conserve capital in 2016 and reduce indebtedness; the potential for proceeds from dispositions and ongoing cost reduction initiatives being directed toward debt reduction; plans to continue with non-core asset sales through 2016 to achieve $600 million goal; focus of 2016 capital program; future commodity price assumptions in the capital budget; decline rate; forecast production for 2016; shut-in volumes; the make-up of expected 2016 production volumes; anticipated 2016 capital allocation by expenditure area; expected average annual production in 2016; plans to slow the pace of Lindbergh development in 2016; intended use of 2016 capital at Lindbergh; expected approval of the expansion phase of Lindbergh in the first half of the year;  expected use of conventional capital in 2016; expected decline in operating expenses in 2016; anticipated turnarounds at Swan Hills and Olds in 2016; anticipated increased expenditure on integrity and optimization at Pengrowth's legacy assets in 2016; anticipated operating costs and cash G&A expense in 2016; anticipated financial flexibility and liquidity; future debt maturities; expectation that the Company will be able to reduce indebtedness; hedges and their anticipated future value and ratio to anticipated production levels in 2016; mark to market value of hedges;  expected average daily production volume, capital expenditures, royalty expense, net operating cost and cash G&A expense in 2016 and planned investor day. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2014.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Supplemental and Additional Non-IFRS Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents supplemental and additional non-IFRS measures, Adjusted Net Income (Loss), operating netbacks, adjusted payout ratio and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided, in part, to assist readers in determining Pengrowth's ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth's ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-IFRS measures can be found in Pengrowth's most recent management's discussion and analysis.